06021455

5-81280
S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Kabushiki Kaisha Dentsu Tec
(Name of Subject Company)

Dentsu Tec Inc.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kabushiki Kaisha Dentsu
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

None
(CUSIP Number of Class of Securities (if applicable))

Tetsuo Machida, Managing Director, Headquarters for Americas, Dentsu, Inc.
488 Madison Ave. 23rd Floor, New York, NY 10022, (212) 829-5120
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 10, 2006
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) See Exhibit I.1.(a).
(b) Not applicable.

Item 2. *Informational Legends*

Included in document attached hereto as Exhibit I.1.(a).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on January 10, 2006.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Michio Niiyama, Managing Director

(Name and Title)

1/10/2006

(Date)

EXHIBIT 1.

Notice of Extraordinary Shareholders' Meeting

Dentsu Tec Inc.

Notice to U.S. Shareholders

- This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases

This is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

January 10, 2006

To all shareholders:

Tatsuji Matsui, President & CEO
DENTSU TEC INC.
1-11-10, Tsukiji, Chuo-ku, Tokyo

Notice of Extraordinary General Meeting of Shareholders

This is to inform you that an Extraordinary General Meeting of Shareholders will be convened as shown below and to request your attendance.

If you are unable to attend the meeting in person, you may exercise your voting rights by submitting a voting instruction card. We ask that you study the "Reference Materials on the Exercise of Voting Rights," indicate yes or no on the enclosed ballot form, affix your seal and return it to us prior to the meeting.

Details

1. **Date and Time 10:00 a.m., Wednesday, January 25, 2006**

2. **Location Main Hall, 13F, DENTSU TEC Head Office, 1-11-10, Tsukiji, Chuo-ku, Tokyo**

   (See the attached map as to the location of the General Meeting of Shareholders.)

3. **Purpose of meeting**

   Agenda items

   Agenda Item 1 To approve a share exchange agreement between DENTSU TEC INC. and Dentsu Inc.

   Details of the proposal will be found in the attached "Reference Materials on the Exercise of Voting Rights" (pages 2 – 31).

   Agenda Item 2 To partially amend the Articles of Incorporation

   Details of the proposal will be found in the attached "Reference Materials on the Exercise of Voting Rights" (pages (pages 32-33).

~~~~~~

Request: If you will attend the meeting, please bring the attached ballot form with you and submit it at the meeting reception desk.
~~~~~~

Reference Materials on the Exercise of Voting Rights

1. Total number of voting rights held by all shareholders 99,895 votes

2. Proposal and reference materials

   Agenda Item 1: To approve a share exchange agreement between DENTSU TEC INC. and Dentsu Inc.

   1. Reasons for share exchange

      The Dentsu Group is reorienting towards the development of four new markets that will ensure its continued growth in the twenty-first century: the domestic advertising market, advertising-related markets, new markets and overseas markets. In advertising-related markets, a key task is to boost competitiveness in the field of promotions, which is the central business in this field.

      Unification of the Dentsu Group and seamless value-added activity are especially essential to respond to increasing client needs for integrated services.

      Dentsu and DENTSU TEC have determined that, in order to increase shareholder value of both companies, it is desirable for DENTSU TEC, the Group's core company in the fields of promotions and creative works, to become a wholly-owned subsidiary of Dentsu by way of a share exchange and for both companies to further develop cooperation in the areas of advertising and marketing services and to strengthen their provision of services in advertising-related markets. Both companies signed a share exchange agreement on November 15, 2005.

      We hope that our shareholders will agree with the intentions behind the share exchange and we encourage you to approve this proposal.

   2. Details of share exchange agreement

      Described below are the share exchange agreement for the share exchange to be conducted between DENTSU TEC and Dentsu pursuant to the methods set forth in Articles 352 through 363 of the Commercial Code, and also the preparatory documentation set forth in Article 354 of the Commercial Code.

Share Exchange Agreement (copy)

Dentsu Inc. ("Dentsu") and DENTSU TEC INC. ("DENTSU TEC") hereby enter into this share exchange agreement ("the/this Agreement"), as follows:

Article 1 (Share exchange)

Dentsu and DENTSU TEC shall conduct a share exchange pursuant to the methods set forth in Articles 352 through 363 of the Commercial Code of Japan and in accordance with the terms and conditions of this Agreement whereby Dentsu shall become the wholly-owning parent company of DENTSU TEC and DENTSU TEC shall become a wholly-owned subsidiary of Dentsu.

Article 2 (Date of share exchange)

The date of the share exchange shall be April 1, 2006; provided, however, that such date may be changed upon consultation between Dentsu and DENTSU TEC when necessary for the procedures for the share exchange or for any other reason.

Article 3 (Treasury shares to be distributed at the time of the share exchange and allocations to shareholders)

At the time of the share exchange, Dentsu shall, in lieu of issuing new shares, distribute 42,730 shares of treasury common stock held by Dentsu to the shareholders (including the beneficial shareholders; the same shall apply hereinafter), whose names appear on the shareholders' register of DENTSU TEC (including the beneficial shareholders' register; the same shall apply hereinafter) as of the close of business on the day immediately preceding the date of the share exchange, said shares to be allocated in the ratio of 0.0132 shares of treasury common stock held by Dentsu per 1 share of common stock of DENTSU TEC held by the shareholders; provided, however, that Dentsu shall not allocate shares of common stock held by Dentsu for the 7,162,880 shares of common stock of DENTSU TEC held by Dentsu.

Article 4 (Amount of stated capital and capital reserve to be increased)

The amount of the stated capital and the capital reserve to be increased by Dentsu due to the share exchange shall be as follows:

(1) Stated Capital — No increase shall be made.

(2) Capital reserves — The amount equal to the amount of the net assets of DENTSU TEC as of the date of the share exchange multiplied by the ratio of the number of shares of DENTSU TEC to be transferred to Dentsu as a result of the share exchange to the total number of issued shares of DENTSU TEC as of the date of the share exchange, less the total amount of the book value of the shares of treasury common stock of Dentsu which are delivered by Dentsu to the shareholders of DENTSU TEC pursuant to Article 3 above.

Article 5 (Interim dividends and profit dividends)

1. Dentsu shall pay interim dividends (the cash distribution set forth in Article 293.5 of the Commercial Code of Japan) to the shareholders or registered pledgees whose names appear on the shareholders' register as of the close of business on September 30, 2005 up to the amount of ¥1,000 per share and ¥2,697,174,280 in total.
2. DENTSU TEC plans to pay dividends of not less than ¥20 per share to the shareholders or registered pledgees whose names appear on the shareholders' register of DENTSU TEC for the fiscal term ending on March 31, 2006, as of the close of business on March 31, 2006.

Article 6 (Term of office of directors appointed prior to the share exchange)

The term of office of any person who has assumed the office of director or statutory auditor of Dentsu prior to the date of the share exchange shall expire at the time when such term of office would have expired in the absence of the share exchange contemplated hereunder.

Article 7 (General meeting to approve share exchange)

1. DENTSU TEC shall convene an extraordinary general meeting of shareholders on January 25, 2006 ("General Meeting to Approve Share Exchange") to seek a resolution approving this Agreement and all necessary matters in relation to the share exchange; provided, however, that this date may be changed upon consultation between Dentsu and DENTSU TEC when necessary for the procedures for the share exchange or for any other reason.
2. Pursuant to the provisions of Article 358, Paragraph 1 of the Commercial Code of Japan, Dentsu shall conduct the share exchange under this Agreement without obtaining the approval of a general meeting of shareholders of Dentsu.
3. At the General Meeting to Approve Share Exchange, DENTSU TEC shall seek a resolution concerning the deletion of Article 12 (record date) of the Articles of Incorporation of DENTSU TEC.

Article 8 (Management of company assets etc.)

Dentsu and DENTSU TEC shall, from the execution date of this Agreement until the date of the share exchange, execute their business and shall manage and administer their assets with the care of a good manager, and any act that will have a material effect on their assets, rights and obligations shall be conducted upon prior consultation between the parties hereto.

Article 9 (Modification of terms of share exchange and termination of this Agreement)

If, during the period from the execution date of this Agreement until the date of the share exchange, as a result of an act of God or due to any other reasons, a material change in the status of the assets or the business conditions of Dentsu or DENTSU TEC arises, or a situation arises that materially hinders the implementation of the share exchange under this Agreement, Dentsu and DENTSU TEC may, upon mutual consultation, modify the terms of the share exchange and other contents of this Agreement or terminate this Agreement.

Article 10 (Effectiveness of this Agreement)

This Agreement shall cease to be effective in the event that DENTSU TEC is unable to obtain approval at the General Meeting to Approve Share Exchange as set forth in Article 7 or in the event that shareholders holding one-sixth (1/6) or more of the total voting rights of all the shareholders of Dentsu give Dentsu a notice to oppose the share exchange pursuant to the provisions of Article 358, Paragraph 5 of the Commercial Code of Japan.

Article 11 (Matters not specified in this Agreement)

Any necessary matters related to the share exchange not specified in this Agreement shall be determined upon consultation between Dentsu and DENTSU TEC in accordance with the intentions and spirit of this Agreement.

In witness whereof, two (2) copies of this Agreement have been created, signed and sealed by Dentsu and DENTSU TEC, each retaining one (1) copy in its possession.

November 15, 2005

For Dentsu: President: Tateo Mataki, President & CEO
(Seal)
Dentsu Inc.
1-8-1, Higashi-shimbashi, Minato-ku, Tokyo

For DENTSU TEC: Tatsuji Matsui, President & CEO
(Seal)
DENTSU TEC INC.
1-11-10, Tsukiji, Chuo-ku, Tokyo

3. Explanation of share exchange ratio

Described below is the content of the "document attesting to the rationale for matters related to the allocation of shares to shareholders of the company becoming a wholly-owned subsidiary" pursuant to Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan.

Rationale for Share Exchange Ratio Calculations

The share exchange ratio for the share exchange (the "Share Exchange") scheduled to take place on April 1, 2006 between Dentsu Inc. ("Dentsu") and DENTSU TEC INC. (the "DENTSU TEC" or the "Company") was determined as described below.

1. In discussing the share exchange ratio for the Share Exchange with Dentsu, the Company assigned KPMG FAS Co., Ltd. ("KPMG FAS") to serve as a third-party institution and calculate a share exchange ratio for the Share Exchange that would serve as basic material to be referred to in the negotiations and discussions between the Company and Dentsu.

2. Having accepted the assignment, KPMG FAS reviewed public documents related to the Company and Dentsu as well as other materials submitted by both companies, analyzed the value of the shares of the Company using the market share price average method and the discounted cash flow method, analyzed the value of the shares of Dentsu using the market share price average method, arrived at a total consideration of these analytical findings, and used this result to calculate a proposed share exchange ratio which it submitted to the Company.

3. The Company reviewed the share exchange ratio proposal received from KPMG FAS, referred to it in negotiations and discussions to determine the share exchange ratio with Dentsu, and repeatedly and concertedly studied the share exchange ratio.

4. As a result of negotiations, discussions and studies, the Company and Dentsu both determined that it was fair and rational to conduct the Share Exchange at a ratio of 1 share of common stock of Dentsu to 0.0132 shares of common stock of the Company (allot 0.0132 shares of Dentsu per 1 share of DENTSU TEC), and this ratio was approved at meetings of their respective boards of directors held on November 15, 2005. Their respective boards also resolved to execute the share exchange agreement for the Share Exchange, and this agreement was entered into between the Company and Dentsu that same day. The share exchange ratio is within the range of the proposed share exchange ratio furnished by KPMG FAS.

End of document

November 15, 2005

Tatsuji Matsui, President & CEO
DENTSU TEC INC.
1-11-10, Tsukiji, Chuo-ku, Tokyo

4. The Balance Sheets and the Statements of Income of the companies to conduct the share exchange, pursuant to the provisions of Article 354, Paragraph 1, Items 3 through 6 of the Commercial Code of Japan

(1) The Balance Sheet and the Statement of Income for DENTSU TEC INC. prepared within six months prior to the general meeting of shareholders

Balance Sheet

(As of September 30, 2005)

(Unit: Millions of yen)

Account	Amount	Account	Amount
(ASSETS)	66,831	(LIABILITIES)	41,837
Current Assets	59,665	Current Liabilities	38,417
Cash and deposits	4,978	Trade notes payable	1,866
Trade notes receivable	178	Trade accounts payable	33,068
Trade accounts receivable	41,709	Income tax payable	77
Marketable securities	1,104	Advance receipts	128
Inventories	3,152	Other	3,276
Deferred tax assets	737	Long-term Liabilities	3,419
Short-term loans to affiliated companies	7,405	Liability for employees' retirement benefits	2,749
Other	419	Retirement allowances for directors and corporate auditors	281
Allowance for doubtful accounts	(21)	Long-term accrued amount payable	389
Fixed Assets	7,165	(Shareholders' Equity)	24,993
Tangible fixed assets	2,162	Common stock	2,650
Intangible fixed assets	531		
Investments and other assets	4,471	Additional paid-in capital	3,305
Deferred tax assets	1,170	Capital reserves	3,283
Other	3,364	Additional paid-in capital – other	21
Allowance for doubtful accounts	(63)	Retained earnings	19,988
		Legal reserves	156
		Voluntary reserves	19,047
		Unappropriated retained earnings	784
		Net unrealized gain on available-for-sale securities	55
		Treasury stock – at cost	(1,005)
Total Assets	66,831	Total Liabilities and Shareholders' Equity	66,831

<u>Statements of Income</u>

[From April 1, 2005
to September 30, 2005]

(Unit: Millions of yen)

Section	Subsection	Account	Amount	
Ordinary Income and Loss Section	Operating income and loss	Operating revenue		67,685
		Sales	67,685	
		Operating expenses		66,306
		Cost of sales	59,570	
		Selling, general and administrative expenses	6,735	
		Operating income		1,379
	Non-operating income and loss	Non-operating revenue		101
		Interest and dividend income	40	
		Received commission	4	
		Equity in earnings of investment partnerships	51	
		Other	4	
		Non-operating expenses		11
		Provision for doubtful accounts	0	
		Foreign exchange losses	5	
		Penalty for cancellation of rental building	5	
		Other	0	
		Ordinary income		1,468
Extraordinary Income and Loss Section		Extraordinary Gains		42
		Reversal of allowance for directors' retirement benefits	19	
		Reversal of long-term accrued amount payable	18	
		Gain on sales of fixed asset	1	
		Gain on sales of membership rights	2	
		Reversal of allowance for doubtful accounts	0	
		Extraordinary losses		437
		Special retirement benefits	357	
		Loss on disposals of fixed assets	76	
		Impairment loss on investment partnerships of affiliated companies	0	
		Impairment loss on investment securities	0	
		Impairment loss on membership rights	2	
Income before taxes				1,074
Income taxes			21	
Deferred income tax			433	455
Net income				619
Retained earnings carried forward from the previous period				165
Unappropriated retained earnings at the end of period				784

Notes

1. Significant accounting policies

(1) Valuation basis and valuation methods of marketable securities

(i) Shares of affiliated companies and subsidiaries

Cost method using the moving average method

(ii) Other marketable securities

With a market value:

Market value method based on the market value, etc. at the end of interim period (the full amount of valuation differences is directly charged or credited to the shareholders' equity; the cost of sales is computed based on the moving average method.)

Without a market value:

Cost method using the moving average method

(2) Valuation standard and valuation method of derivatives, etc.

Market value method (except exchange reservations already appropriated)

(3) Valuation basis and valuation method of inventories

Goods in process: Cost method based on specific identification method

The retail method applies to products manufactured at company-operated plant.

(4) Depreciation method for fixed assets

(i) Tangible fixed assets: Declining balance method

However, the straight-line method applies to all buildings (except equipment attached thereto) acquired on and after April 1, 1998.

The durable years for major assets are as follows:

Buildings:	3 to 47 years
Machinery and equipment:	3 to 15 years
Furniture and fixtures:	2 to 20 years

(ii) Intangible fixed assets: Straight-line method

The straight-line method based on the estimated useful life (5 years) applies to the software used internally.

(iii) Long-term prepaid expenses:

Equal amortization method

(5) Criteria for converting assets and liabilities in foreign currencies into Japanese yen

Money claims and liabilities in foreign currencies are converted into Japanese yen at the spot exchange rate at the end of interim period, with the conversion difference being recorded as profit and loss.

(6) Calculating basis of allowances

(i) Allowance for doubtful accounts:

The amount forecast to be uncollectible is reserved based on an overall evaluation that includes factors such as the actual rate of credit loss for general claims and taking account of the individual possibility of collection for specified claims, including claims at risk.

(ii) Liability for employee's retirement benefits:

To prepare for the payment of retirement benefits to employees, the amount expected to accrue at the end of the current interim accounting period is added based on the expected amount of retirement benefit liabilities and pension assets at the end of the current business year.

Since the anticipated amount of pension assets is in excess of the amount calculated by adding unrecognized past service liabilities and the difference in unrecognized actuarial calculations to the anticipated amount of retirement benefit liabilities, the surplus is added to the prepaid pension expenses.

With regard to the past service liabilities, the expenses are treated according to the appropriate straight line method for a specific period of years (15 years) within the average remaining service period of employees at the time such liabilities accrue.

Concerning the difference in actuarial calculations, the pro rata amount based on the straight line method for a specific period of years (15 years) within the average remaining service period of employees at the time such difference accrues is treated in profit and loss appropriation for the business year following the business year in which such difference accrues.

(iii) Retirement allowance for directors and corporate auditors:

To prepare for the payment of retirement allowances to directors and corporate auditors, the amount payable at the end of the interim period based on the regulations for retirement allowances for directors and corporate auditors is allocated.

This allowance includes an allowance (105 million yen) for executive officers.

It is the allowance specified in Article 43 of the Commercial Code Enforcement Regulations.

(7) Treatment method for leasing transactions:

All finance lease transactions except transactions of leased property whose ownership is to be transferred to the borrower are subjected to accounting treatment appropriate for regular lease transactions.

(8) Method for hedge accounting

(i) Method for hedge accounting: Exchange reservations are appropriated.

(ii) Hedging instruments and item to be hedged: Hedging instruments

Exchange reservation

Items to be hedged

Money claims and liabilities in foreign currencies and transactions to be made in foreign currencies

(iii) Hedging policy: Hedging is conducted in order to avoid the risk of exchange fluctuations due to transactions in foreign currencies.

(iv) Method for assessing the effectiveness of hedging:

Exchange reservations are appropriated in the same currency and amount and on the same day as the item to be hedged at the conclusion thereof according to the risk management policy. Thus, the correlation with exchange fluctuations to follow can be completely maintained, ensuring the effectiveness of hedging.

(9) Accounting treatment of consumption taxes, etc.: Tax exclusion method

(10) The documents have been prepared based on the "Commercial Code Enforcement Regulations" (the Ministry of Justice's ordinance No. 22 dated March 29, 2002; final revision: the Ministry of Justice's ordinance No. 4 dated January 13, 2005). The special provisions for affiliated companies specified in Article 48, Paragraph 1 of the Commercial Code Enforcement Regulations apply. The Regulations for Financial Statements, etc. and the Regulations for Interim Financial Statements, etc. partly apply as specified in Article 200 of the Commercial Code Enforcement Regulations.

(11) All amounts under one million yen are rounded down.

2. Modifications to the accounting policy

From the current interim accounting period, the company has applied the "Accounting Standards for Impairment of Fixed Assets" ("Statement of Opinions on the Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Guidance on Accounting Standards for Impairment of Fixed Assets" (Guidance on Accounting Standards No.6, October 31, 2003))

This application does not affect the profit and loss of the company.

3. Notes on the balance sheet

(1) Cumulative amount of depreciation of tangible fixed assets: 2.339 billion yen

(2) In addition to the fixed assets listed in the balance sheet, fixed assets used on a lease agreement include office machinery, plate making/printing equipment, and visual equipment.

(3) Liabilities for guarantee: 654 millions yen

(They are under joint and several guarantee with other companies, and the actual amount we bear is 327 million yen.)

4. Note on the statements of income

Interim net income per share: 62.10 yen

(This value is calculated based on the interim average number of shares of 9,974,877.)

(2) The Balance Sheets and the Statements of Income for Dentsu, Inc. prepared within six months prior to the general meeting of shareholders

Balance Sheet

(As of September 30, 2005)

(Unit: Millions of yen)

ASSETS		LIABILITIES	
Account	Amount	Account	Amount
Current Assets	499,860	Current Liabilities	469,956
Cash and time deposits	38,773	Notes payable	45,904
Notes receivable	24,703	Accounts payable	318,172
Accounts receivable	353,335	Short-term debt	52,871
Securities	149	Income tax payable	8,035
Inventories	15,568	Allowance for loss on guarantees	1,245
Other current assets	68,179	Other	43,727
Allowance for doubtful accounts	(849)		
		Long-term Liabilities	144,560
Fixed Assets	577,134	Long-term loans payable	80,458
Property, Plant and Equipment	245,706	Reserve for retirement benefits for employees	55,167
Buildings	82,413	Accrued retirement benefits for directors	2,202
Land	156,921	Other	6,731
Other	6,371		
Intangible Assets	21,027	**Total Liabilities**	**614,517**
Investments and other assets	310,400	**STOCKHOLDERS' EQUITY**	
Investment securities	92,908	Common stock	58,967
Investments in affiliated companies	180,744	Capital surplus	55,452
Other	40,781	Retained earnings	342,360
Allowance for doubtful accounts	(999)	Land revaluation account	4,080
Allowance for investment loss	(3,034)	Other securities valuation differences	16,726
		Treasury stock	(15,109)
		Total Stockholders' Equity	**462,477**
Total Assets	**1,076,994**	**Total Liabilities and Stockholders' Equity**	**1,076,994**

Statements of Income
From April 1, 2005
to September 30, 2005

(Unit: Millions of yen)

Ordinary Income and Loss		
Operating Income and Loss		
Operating revenues		
Net sales		755,551
Operating expense		
Cost of sales	652,032	
Selling, general and administrative expenses	86,469	738,502
Operating income		17,049
Other Income and Loss		
Other income		
Interest and dividend income	4,209	
Rental charge	1,647	
Miscellaneous income	1,804	7,660
Other expense		
Interest expense	972	
Provision for allowance for doubtful accounts	390	
Miscellaneous loss	69	1,433
Ordinary Income		23, 276
Extraordinary Income and Loss		
Extraordinary income		
Gain on sales of fixed assets	198	
Gain on sales of investment securities	741	
Gain on sales of securities of affiliated companies	102	
Reversal of allowance for doubtful accounts	550	
Other	5	1,598
Extraordinary loss		
Loss on sales of property, plant and equipment	317	
Loss on disposal of fixed assets	8	
Loss on sales of investment securities	2	
Revaluation loss on investment securities	312	
Revaluation loss on securities of affiliated companies	44	
Loss on asset impairment	538	
Loss on sales of memberships	13	
Special retirement benefits	1,086	
Provision for reserve for loss on guarantees	1,245	
Provision for allowance for investment loss	503	
Other	10	4,084
Income before income tax		20,790
Corporate tax, inhabitant tax and business tax	8,476	
Deferred income taxes	434	8,911
Net income		11,879
Retained earnings brought forward from the prior period		5,403
Reversal of land revaluation differences		454
Unappropriated retained earnings at end of period		17,737

(Notes) <Significant accounting policies>

(1)Valuation basis and valuation methods of marketable securities

(a) Shares of affiliated companies and subsidiaries

Cost method using the moving average method

(b) Other marketable securities

With a market value:

Market value method based on the market value, etc. at the end of interim period (the full amount of valuation differences is directly charged or credited to the shareholders' equity; the cost of sales is computed based on the moving average method.)

Without a market value:

Primarily cost method using the moving average method

(2) Valuation basis and method of inventories

Cost method based on specific identification method

(3) Valuation standard and valuation method of derivatives

Market value method

(4) Depreciation method for fixed assets

(a) Property, plant and equipment

Declining balance method. However, the straight-line method applies to all buildings (except equipment attached thereto) acquired on and after April 1, 1998.

The durable years for major assets are as follows:

Buildings: 3 to 50 years

Structures: 5 to 65 years

Equipment: 2 to 20 years

(b) Intangible fixed assets: Straight-line method

The straight-line method based on the estimated useful life (5 years) applies to the software used internally.

(c) Long-term prepaid expenses

Equal amortization method

(5)Calculating basis of allowances

(a) Allowance for doubtful accounts

The amount forecast to be uncollectible is reserved based on an overall evaluation that includes factors such as the actual rate of credit loss for general claims and taking account of the individual possibility of collection for specified claims, including claims at risk.

(b) Allowance for investment loss

To prepare for loss expected to accrue in the future, an amount deemed necessary is added with respect to securities without a market price, etc.

(Additional information)

With regard to securities, etc. whose real value has dropped significantly but is considered recoverable, an allowance for investment loss (3,034 million yen at the end of the current interim period) is added in view of financial soundness because of some uncertainties in future predictions.

(c) Provision for loss on guarantees

To prepare for possible losses that could arise from guarantees and others, an estimated amount of coverage for such losses is allocated taking into account the financial condition of the vouchees. It is the allowance specified in Article 43 of the Commercial Code Enforcement Regulations.

(d) Reserve for retirement benefits for employees

To prepare for the payment of retirement benefits to employees, the amount expected to accrue at the end of the current interim accounting period is allocated based on the anticipated retirement benefit liabilities and pension assets at the end of the current fiscal year.

With regard to the past service liabilities, the expenses are treated according to the appropriate straight line method for a specific period of years (17 years) within the average remaining service period of employees at the time such liabilities accrue.

Concerning the difference in actuarial calculations, the pro rata amount based on the straight line method for a specific period of years (17 years) within the average remaining service period of employees at the time such difference accrues is posted as expenses for the fiscal year following the fiscal year in which such difference accrues.

(e) Accrued retirement benefits for directors

The amount payable at term-end based on the internal regulations for retirement allowances for directors is earmarked for the payment of retirement allowances to directors. This constitutes the allowance specified in Article 43 of the Commercial Code Enforcement Regulations.

(6) Treatment method for leasing transactions

All finance lease transactions except transactions of leased property whose ownership is to be transferred to the borrower are subject to account processing pursuant to the methods applied to regular lease transactions.

(7) Hedge accounting method

(a) Hedge accounting method:

Deferred hedging is adopted.

(b) Hedging instruments and items to be hedged

Hedge instruments

Exchange reservation

Items to be hedged

Foreign-currency-denominated forecasted transactions

(c) Hedging policy

Hedging is conducted in connection with foreign currency-denominated forecasted transactions based on the internal regulations in order to avoid the risk of exchange fluctuations consequent upon foreign currency-denominated transactions. Exchange reservations are limited to the value of foreign currency-denominated forecasted transactions, and the company does not undertake speculative transactions.

(d) Method for assessing the effectiveness of hedging

Assessment of the effectiveness of hedging is not considered necessary as the important terms of hedge instruments used are the same as those of items to be hedged, and therefore they are assumed to be highly effective in offsetting fluctuations in cash flow during the hedging period.

(8) Accounting treatment of consumption taxes, etc.:

The tax exclusion method is adopted for the accounting treatment of consumption taxes, etc.

(9) The documents have been prepared based on the "Commercial Code Enforcement Regulations" (the Ministry of Justice's ordinance No. 22 dated March 29, 2002; final revision: the Ministry of Justice's ordinance No. 4 dated January 13, 2005). The special provisions for affiliated companies specified in Article 48, Paragraph 1 of the Commercial Code Enforcement Regulations apply. The Regulations for Financial Statements, etc. and the Regulations for Interim Financial Statements, etc. partly apply as specified in Article 200 of the Commercial Code Enforcement Regulations.

(10) All amounts under one million yen are rounded down.

<Modifications to the accounting policy>

From the current interim accounting period, the company has applied the "Accounting Standards for Impairment of Fixed Assets" ("Statement of Opinions on the Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Guidance on Accounting Standards for Impairment of Fixed Assets" (Guidance on Accounting Standards No. 6, October 31, 2003). The interim net income before income taxes thus decreased by 538 million yen.

The cumulative amount of decrease and loss is directly deducted from the amount of each asset in accordance with the revised Regulations for Interim Financial Statements, etc.

<Notes on the balance sheet>

(1) Cumulative amount of depreciation of tangible fixed assets: **51,723** million yen

(2) In addition to the fixed assets listed in the balance sheet, office automation (OA) machines, etc. are used on a lease agreement.

(3)Pledged assets

Cash and time deposits	**10** million yen
Investment securities	**5** million yen
(4) Outstanding guarantee liabilities	**36,114** million yen

<Note on the statements of income>

Interim net income per share: **4,406.66** yen

(This value is calculated based on the interim average number of shares of 2,695,821.)

(3) The Final Balance Sheets and the Statements of Income for DENTSU TEC INC.

Balance Sheet

(As of March 31, 2005)

(Unit: Millions of yen)

Account	Amount	Account	Amount
(ASSETS)	76,042	(LIABILITIES)	51, 226
Current Assets	69,189	Current Liabilities	47,518
Cash and deposits	3,622	Trade notes payable	2,536
Trade notes receivable	369	Trade accounts payable	40,412
Trade accounts receivable	50,052	Accrued payable	1,064
Accrued receivable	782	Income tax payable	928
Marketable securities	1,104	Accrued consumption taxes	482
Goods in process	2,195	Accrued expenses	1,870
Prepaid expenses	258	Advance receipt	69
Deferred tax assets	947	Deposits received	95
Short-term loans to affiliated companies	9,829	Other	58
Other	28	Long-term Liabilities	3,707
Allowance for doubtful accounts	(2)	Liability for employees' retirement benefits	2,928
Fixed Assets	6,852	Retirement allowances for directors and corporate	422
Tangible fixed assets	1,998	Long-term accrued amount payable	356
Buildings	748	(SHAREHOLDERS' EQUITY)	24,816
Structures	20	Common stock	2,650
Machinery and equipment	50	Additional paid-in capital	3,283
Automotive equipment	1	Capital reserves	3,283
Furniture and fixtures	634	Retained earnings	19,595
Land	543	Legal reserves	156
Intangible fixed assets	537	Optional reserves	18,247
Land lease rights	3	Voluntary reserves	18,247
Software	477	Unappropriated retained earnings	1,192
Other	57	Net unrealized gain on available-for-sale securities	62
Investments and other assets	4,316		
Investment securities	579		
Investments in subsidiaries and affiliated companies	673		
Investment partnerships in affiliated companies	40		
Investments in other affiliated companies	324	Treasury stock	(776)
Long-term prepaid expenses	14		
Prepaid pension expenses	76		
Deferred tax assets	1,388		
Membership rights	197		
Guaranty money deposited	628		
Other	475		
Allowance for doubtful accounts	(82)		
Total Assets	76,042	Total Liabilities and Shareholders' Equity	76,042

Statements of Income

From April 1, 2004
to March 31, 2005

(Unit: Millions of yen)

Section	Subsection	Account	Amount	
Ordinary Income and Loss Section	Operating Income and Loss	Operating revenues		156,964
		Net sales	156,964	
		Operating expense		153,725
		Cost of sales	139,746	
		Selling, general and administrative expenses	13,979	
		Operating income		3,239
	Non-operating Income and Loss	Non-operating revenues		107
		Interest and dividend income	58	
		Insurance income	27	
		Received commission	13	
		Other	7	
		Non-operating expense		119
		Loss on sales of marketable securities	24	
		Foreign exchange losses	35	
		Equity in losses of investment partnerships	29	
		Condolence money	26	
		Other	4	
		Ordinary Income		3,227
Extraordinary Income and Loss Section		Extraordinary gains		16
		Penalty for cancellation of business rights	11	
		Gain on sales of membership rights	4	
		Other	0	
		Extraordinary losses		1,083
		Special retirement benefits	507	
		Settlement package	158	
		Loss on disposals of fixed assets	107	
		Impairment loss on investment partnerships of affiliate company	177	
		Impairment loss on investment securities	114	
		Loss on sales of investment securities	0	
		Impairment loss on membership rights	18	
		Loss on sales of membership rights	0	
Income before income taxes				2,159
Income taxes			953	
Deferred income tax			156	1,110
Net income				1,049
Retained earnings carried forward from the previous period				142
Unappropriated retained earnings at the end of year				1,192

Notes

1. Significant accounting policies

(1) Valuation basis and valuation methods of marketable securities

(i) Shares of affiliated companies and subsidiaries

Cost method using the moving average method

(ii) Other marketable securities

With a market value:

Market value method based on the market value, etc. at the end of fiscal year (the full amount of valuation differences is directly charged or credited to the shareholders' equity; the cost of sales is computed based on the moving average method.)

Without a market value:

Cost method using the moving average method

(2) Valuation standard and valuation method of derivatives, etc.

Market value method (except exchange reservations already appropriated)

(3) Valuation basis and valuation method of inventories

Goods in process: Cost method based on specific identification method

The retail method applies to products manufactured at company-operated plant.

(4) Depreciation method for fixed assets

(i)Tangible fixed assets: Declining balance method

However, the straight-line method applies to all buildings (except equipment attached thereto) acquired on and after April 1, 1998.

The durable years for major assets are as follows:

Buildings:	3 to 47 years
Machinery and equipment:	3 to 15 years
Furniture and fixtures:	2 to 20 years

(ii) Intangible fixed assets: Straight-line method

The straight-line method based on the estimated useful life (5 years) applies to the software used internally.

(iii) Long-term prepaid expenses:

Equal amortization method

(5) Criteria for converting assets and liabilities in foreign currencies into Japanese yen

Money claims and liabilities in foreign currencies are converted into Japanese yen at the spot exchange rate at the end of the period, with the conversion difference being recorded as profit or loss.

(6) Calculating basis of allowances

(i) Allowance for doubtful accounts:

The amount forecast to be uncollectible is reserved based on an overall evaluation that includes factors such as the actual rate of credit loss for general claims and taking account of the individual possibility of collection for specified claims, including claims at risk.

(ii) Liability for employee's retirement benefits:

To prepare for the payment of retirement benefits to employees, the amount expected to accrue at the end of the current accounting period is added based on the expected amount of retirement benefit liabilities and pension assets at the end of the current business year.

Since the anticipated amount of pension assets is in excess of the amount calculated by adding unrecognized past service liabilities and the difference in unrecognized actuarial calculations to the anticipated amount of retirement benefit liabilities, the surplus is added to the prepaid pension expenses.

With regard to the past service liabilities, the expenses are treated according to the appropriate straight line method for a specific period of years (15 years) within the average remaining service period of employees at the time such liabilities accrue.

Concerning the difference in actuarial calculations, the pro rata amount based on the straight line method for a specific period of years (15 years) within the average remaining service period of employees at the time such difference accrues is treated in profit and loss appropriation for the business year following the business year in which such difference accrues.

(iii) Retirement allowance for directors and corporate auditors:

To prepare for the payment of retirement allowances to directors and corporate auditors, the amount payable at the end of the period based on the regulations for retirement allowances for directors and corporate auditors is allocated.

This allowance includes an allowance (139 million yen) for executive officers.

It is the allowance specified in Article 43 of the Commercial Code Enforcement Regulations.

(7) Treatment method for leasing transactions:

All finance lease transactions except transactions of leased property whose ownership is to be transferred to the borrower are subjected to accounting treatment appropriate for regular lease transactions.

(8) Method for hedge accounting

(i) Method for hedge accounting: Exchange reservations are appropriated.

(ii) Hedging instruments and item to be hedged: Hedging instruments

Exchange reservation

Items to be hedged

Money claims and liabilities in foreign currencies and transactions to be made in foreign currencies

(iii) Hedging policy: Hedging is conducted in order to avoid the risk of exchange fluctuations due to transactions in foreign currencies.

(iv) Method for assessing the effectiveness of hedging:

Exchange reservations are appropriated in the same currency and amount and on the same day as the item to be hedged at the conclusion thereof according to the risk management policy. Thus, the correlation with exchange fluctuations to follow can be completely maintained, ensuring the effectiveness of hedging.

(9) Accounting treatment of consumption taxes, etc.: Tax exclusion method

(10) All amounts under one million yen are rounded down.

2. Notes on the balance sheet

(1) Monetary claims and liabilities to affiliated companies

Short-term monetary claims:	54,224 million yen
Long-term monetary liabilities:	1 million yen
Short-term monetary liabilities:	570 million yen

(2) Cumulative amount of depreciation of tangible fixed assets: 2,349 million yen

(3) In addition to the fixed assets listed in the balance sheet, fixed assets used on a lease agreement include office machinery, plate making/printing equipment, and audio-visual equipment.

(4) Guarantee liabilities: 675 million yen

(These liabilities are under joint and several guarantee with other companies, and the actual amount we bear is 337 million yen.)

(5) Net asset value specified in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 62 million yen

(6) Because the "Ordinance for Revisions to Part of the Securities Exchange Act, etc." (2004 law No. 97) was promulgated and has been in force since December 1, 2004, and the "Practical Guidelines Concerning Financial Product Accounting" (Accounting System Committee Report No. 14) was revised on February 15, 2005, investments in investment business limited partnerships and other similar partnerships (considered to be marketable securities as defined in Article 2, Paragraph 2 of the Securities Exchange Act) that were included in the investments and equity funds of other assets are to be treated as investment securities of investments and other assets and securities of other affiliated companies from the current business year.

The amount of equity funds included in investment securities and that included in securities of other affiliated companies for the current business year is 80 million yen and 324 million yen, respectively, whereas the amount of equity funds included in investments and that included in equity funds of other assets for the immediately preceding business year is 104 million yen and 156 million yen, respectively.

3. Notes on the statements of income

(1)Volume of transactions with affiliated companies

Net sales	129,705 million yen
Purchases	3,618 million yen

Dividends received	41 million yen

(2) Current net profit per share:	102.37 yen
(Basis for calculation of current net profit per share)	
Net profit:	1,049 million yen
Amount not belonging to shareholders of ordinary share:	26 million yen
(The bonus paid to directors by appropriation of profit)	(26 million yen)
Current net profit relating to ordinary share:	1,023 million yen
Average number of ordinary share for the current period:	9,995,298 shares

4. Notes on tax effect accounting

(1) Deferred tax assets and liabilities comprise the following (Unit: millions of yen)

Deferred tax assets (Current)	
Amount excluded from accrued expenses:	700
Business tax payable	87
Revaluation loss on equity in affiliated companies	72
Other	87
Total deferred tax assets (current)	947
Deferred tax assets (fixed)	
Reserve for retirement benefits for employees	1,052
Accrued retirement benefits for directors	173
Long-term other payable	146
Revaluation loss on memberships	79
Others	181
Subtotal of deferred tax assets (fixed)	1,632
Valuation reserve	(199)
Total deferred tax assets (fixed)	1,433
Deferred tax liabilities (fixed)	
Other marketable securities valuation differences	(45)
Net deferred tax assets (fixed)	1,388

(2) Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

Statutory income tax rate	41.0%
(Reconciliation items)	
Social expenses and others, which are permanently non-deductible	3.6
Dividend income and others, which are permanently excluded from taxable income	(0.8)
Inhabitant tax on per capita basis:	0.7
Valuation reserve	7.5
Tax credit:	(1.5)
Others	0.9
Income tax rate after application of tax effect accounting	51.4%

5. Notes on retirement benefits

(1) Overview of the retirement benefit system adopted

We have adopted the qualified retirement annuity and retirement lump sum grant system that is a fixed benefit type system.

(2) Matters concerning retirement benefit liabilities:	(Unit: Millions of yen)
(i) Retirement benefit liabilities:	(8,840)
(ii) Pension assets	5,409
(iii) Non-accumulated retirement benefit liabilities (i + ii)	(3,430)
(iv) Difference in unrecognized actuarial calculation:	449
(v) Unrecognized past service liabilities:	129
(vi) Net amount on balance sheet (iii + iv + v):	(2,851)
(vii) Prepaid pension expenses:	76
(viii) Allowance for retirement benefits (vi - vii):	(2,928)

(3) Matters concerning retirement benefit costs:	(Unit: Millions of yen)
(i) Service cost:	495
(ii) Interest cost:	225
(iii) Expected operating profit (deducted):	(118)
(iv) Cost difference in mathematical calculation treated:	73
(v) Processed past service liabilities costs:	9
(vi) Extra retirement allowance paid on a temporary basis:	507
(vii) Retirement benefit cost (i + ii + iii + iv + v + vi):	1,193

(4) Matters concerning the basis for the calculation of retirement benefit liabilities, etc.

(i) Discount rate: 2.5%

(ii) Expected operating profit rate: 2.82%

(iii) Period distribution method for expected retirement benefits: Periodical straight line standard

(iv) Years of treatment of past service liabilities:

15 years (Expenses are treated according to the appropriate straight line method for the specific period of years within the average remaining service period of employees at the time such liabilities accrue.)

(v) Years of treatment of difference in actuarial calculation:

15 years (The pro rata amount based on the straight line method for the specific period of years within the average remaining service period of employees at the time such difference accrues is posted as expenses for the business year following the business year in which such difference accrues.)

(4) The Final Balance Sheets and the Statements of Income for Dentsu Inc.

Balance Sheet

(As of March 31, 2005)

(Unit: Millions of yen)

ASSETS

Account	Amount
Current Assets	548,320
Cash and time deposits	50,167
Notes receivable	24,560
Accounts receivable	383,637
Securities	149
Works	2,100
Work in process	17,859
Supplies	212
Advance payments	26,147
Prepaid expenses	216
Short-term loans to affiliated companies	33,153
Deferred tax assets	9,185
Other current assets	2,034
Allowance for doubtful accounts	(1,104)
Fixed Assets	557,314
Property, plant and equipment	250,261
Buildings	85,180
Structures	2,274
Vessels	1
Vehicles	50
Equipment	4,548
Land	158,205
Intangible assets	21,637
Leasehold	6
Software	21,426
Utility rights	4
Telephone rights	200
Investments and other assets	285,416
Investment securities	64,223
Investments in affiliated companies	180,350
Other securities of affiliated companies	9,369
Investments in capital	769
Membership rights	3,432
Long-term loans	1,217
Guarantee deposit	1,247

LIABILITIES

Account	Amount
Current Liabilities	495,818
Notes payable	44,220
Accounts payable	338,813
Short-term debt	34,693
Current portion of long-term debt	19,432
Other payable	10,315
Accrued expenses	17,028
Income tax payable	13,734
Advances by customers	13,396
Deposits payable	1,189
Other	2,994
Long-term Liabilities	161,540
Long-term loans payable	96,430
Long-term other payable	898
Long-term deposits received	2,970
Reserve for retirement benefits for employees	56,110
Accrued retirement benefits for directors	1,979
Deferred tax liabilities for land revaluation	3,152
Total Liabilities	657,359
Stockholders' Equity	
Common stock	58,967
Capital surplus	55,358
Additional paid-in capital	55,358
Retained earnings	332,767
Earned surplus reserve	722
Voluntary reserves	302,100
Special reserve	302,100
Unappropriated retained earnings for the year	29,944
Land revaluation account	4,535

Claims in bankruptcy	728	Other securities valuation differences	12,090
Long-term prepaid expenses	669	Treasury stock	(15,443)
Deferred tax assets	24,084		
Other	3,234		
Allowance for doubtful accounts	(1,376)		
Allowance for investment loss	(2,535)	**Total stockholders' equity**	**448,276**
Total assets	**1,105,635**	**Total Liabilities and Stockholders' Equity**	**1,105,635**

Statements of Income

[From April 1, 2004 to March 31, 2005]

(Unit: Millions of yen)

Ordinary Income and Loss		
Operating Income and Loss		
Operating revenues		
Net sales		1,531,939
Operating expense		
Cost of sales	1,318,289	
Selling, general and administrative expenses	171,932	1,490,222
Operating income		41,717
Other Income and Loss		
Other income		
Interest and dividend income	5,572	
Rental charge	3,461	
Miscellaneous income	1,195	10,229
Other expense		
Interest expense	2,070	
Provision for allowance for doubtful accounts	30	
Loss from investments in investment consortiums	261	
Miscellaneous loss	323	2,685
Ordinary income		49, 261
Extraordinary Income and Loss		
Extraordinary income		
Gain on sales of fixed assets	1,065	
Gain on sales of investment securities	1,098	
Gain on distribution of residual properties of affiliated companies	66	

Gain on partial refund of retirement allowance	67	
Other	59	2,358
Extraordinary loss		
Loss on sales of property, plant and equipment	608	
Loss on disposal of fixed assets	417	
Loss on sales of investment securities	62	
Revaluation loss on investment securities	378	
Revaluation loss on securities of affiliated companies	494	
Loss on liquidation of affiliated companies	25	
Loss on sales of memberships	45	
Revaluation loss on memberships	13	
Special retirement benefits	305	
Provision for allowance for investment loss	2,535	
Other	2	4,887
Income before income taxes		46,732
Corporate tax, inhabitant tax and business tax	22,211	
Deferred income taxes	(1,800)	20,411
Net income		26,321
Retained earnings brought forward from the prior year		2,820
Reversal of land revaluation differences		2,150
Interim dividends		1,347
Unappropriated retained earnings at end of year		29,944

(Notes) <Significant accounting policies>

(1)Valuation basis and valuation methods of marketable securities

(a) Shares of affiliated companies and subsidiaries

Cost method using the moving average method

(b) Other marketable securities

With a market value:

Market value method based on the market value, etc. at the end of period (the full amount of valuation differences is directly charged or credited to the shareholders' equity; the cost of sales is computed based on the moving average method.)

Without a market value:

Primarily cost method using the moving average method

(2) Valuation basis and method of inventories

Works, goods in process and supplies

Cost method based on specific identification method

(3) Valuation standard and valuation method of derivatives

Market value method

(4) Depreciation method for fixed assets

(a) Property, plant and equipment

Declining balance method. However, the straight-line method applies to all buildings (except equipment attached thereto) acquired on and after April 1, 1998.

The durable years for major assets are as follows:

Buildings: 3 to 50 years

Structures: 5 to 65 years

Equipment: 2 to 20 years

(b) Intangible fixed assets: Straight-line method

The straight-line method based on the estimated useful life (5 years) applies to the software used internally.

(c) Long-term prepaid expenses

Equal amortization method

(5) Calculating basis of allowances

(a) Allowance for doubtful accounts

The amount forecast to be uncollectible is reserved based on an overall evaluation that includes factors such as the actual rate of credit loss for general claims and taking account of the individual possibility of collection for specified claims, including claims at risk.

(b) Allowance for investment loss:

To prepare for loss expected to accrue in the future, an amount deemed necessary is added to securities without a market price, etc.

(Additional information)

With regard to securities, etc. whose real value has dropped significantly but is considered recoverable, an allowance for investment loss (2,535 million yen) is added in view of financial soundness because of some uncertainties in future predictions.

(c) Reserve for retirement benefits for employees

To prepare for the payment of retirement benefits to employees, the amount estimated is allocated based on the anticipated retirement benefit liabilities and pension assets at the end of the current period.

With regard to the past service liabilities, the expenses are treated according to the appropriate straight line method for a specific period of years (17 years) within the average remaining service period of employees at the time such liabilities accrue.

Concerning the difference in actuarial calculations, the pro rata amount based on the straight line method for a specific period of years (17 years) within the average remaining service period of employees at the time such difference accrues is posted as expenses for the fiscal year following the fiscal year in which such difference accrues.

(Additional information)

With the enforcement of the Defined Benefit Business Annuity Law, we applied concurrently for a partial refund from the welfare pension fund for both the future and the past, acquired the approval of the Minister of Health, Labor and Welfare on March 31, 2004, and paid the refunded amount (minimum liability reserve) on December 10, 2004.

Thus, the difference of 67 million yen between the retirement pension liability corrected according to the approval for the partial refund and the actual amount refunded is added as an extraordinary gain.

(d) Accrued retirement benefits for directors

The amount payable at term-end based on the internal regulations for retirement allowances for directors is earmarked for the payment of retirement allowances to directors. This constitutes the allowance specified in Article 43 of the Commercial Code Enforcement Regulations.

(6) Treatment method for leasing transactions

All finance lease transactions except transactions of leased property whose ownership is to be transferred to the borrower are subject to account processing pursuant to the methods applied to regular lease transactions.

(7) Hedge accounting method

(a) Hedge accounting method:

Deferred hedging is adopted.

(b) Hedging instruments and items to be hedged:

Hedge instruments

Exchange reservation

Items to be hedged

Foreign-currency-denominated forecasted transactions

(c) Hedging policy

Hedging is conducted in connection with foreign currency-denominated forecasted transactions based on the internal regulations in order to avoid the risk of exchange fluctuations consequent upon foreign currency-denominated transactions. Exchange reservations are limited to the value of foreign currency-denominated forecasted transactions, and the company does not undertake speculative transactions.

(d) Method for assessing the effectiveness of hedging

Assessment of the effectiveness of hedging is not considered necessary as the important terms of hedge instruments used are the same as those of items to be hedged, and therefore they are assumed to be highly effective in offsetting fluctuations in cash flow during the hedging period.

(8) Accounting treatment of consumption taxes, etc.:

The tax exclusion method is adopted for the accounting treatment of consumption taxes, etc.

(9) The documents have been prepared based on the "Commercial Code Enforcement Regulations" (Ministry of Justice Ordinance No. 22 dated March 29, 2002; final revision: Ministry of Justice Ordinance No. 4 dated January 13, 2005). The special provisions for affiliated companies specified in Article 48, Paragraph 1 of the Commercial Code Enforcement Regulations apply. The Regulations for Financial Statements, etc. apply in part as specified in Article 200 of the Commercial Code Enforcement Regulations.

(10) All amounts under one million yen are rounded down.

<Modifications to the indication method>

Investments in investment business limited partnerships and other similar partnerships (considered to be marketable securities as defined in Section 2, Article 2, of the Securities Exchange Act) that were included in the investments in capital in the investments and other assets, are treated as investment securities and other securities of affiliated companies from the current period.

The amount of such investments included in investment securities and that included in other securities of affiliated companies for the current period is 460 million yen and 1,666 million yen, respectively.

<Notes on the balance sheet>

(1) Monetary claims and liabilities to affiliated companies

Short-term monetary claims:	55,778 million yen
Long-term monetary claims:	148 million yen
Short-term monetary liabilities:	138,325 million yen
Long-term monetary liabilities:	2,954 million yen

(2) Cumulative amount of depreciation of tangible fixed assets:49,135 million yen

(3) In addition to the fixed assets listed in the balance sheet, office automation (OA) machines, etc. are used on a lease agreement.

(4) Investments in capital include investments in affiliated companies of 638 million.

(5)Pledged assets

Cash and time deposits	10 million yen
Investment securities	5 million yen

(6) Outstanding guarantee liabilities 43,730 million yen

(7) Limit to dividends

Increased net asset value specified in Article 124, Item 3 of the Commercial Code Enforcement Regulations: 12,090 million yen

Amount deducted from the net asset value specified as in Article 7.2, Paragraph 1 of the Law Concerning Revaluation of Land 4,535 million yen

(8) Land for business use was revaluated based on the Law Concerning Revaluation of Land (promulgated on March 31, 1998, law No. 34). The tax equivalent to the valuation difference is included in the liabilities as a deferred tax liability relating to the revaluation, and the amount with the difference deducted is added to the assets as a land revaluation difference.

Revaluation method specified in Article 3, Paragraph 3 of the Law Concerning Revaluation of Land

The method for rationally adjusting land values calculated according to the method determined and announced by Director-General of the National Tax Administration Agency, which forms the basis for the calculation of prices to be subjected to land value taxes specified in Article 16 of the Land Value Tax Law defined in Article 2, Item 4 of the Enforcement Act for the Law Concerning Revaluation of Land (promulgated on March 31, 1998, government ordinance No. 119), and the method of calculation by assessment by real estate appraisers specified in Article 2, Item 5 of the act are used conjunctively.

Date of revaluation: March 31, 2001

Difference between the value of the revaluated land at the end of the period and the book value after revaluation (22,728 million yen)

<Notes on the statements of income>

(1)Volume of transactions with affiliated companies

Sales	74,497 million yen
Purchases	207,499 million yen
Other operating transactions	27,037 million yen
Non-operating transactions	15,512 million yen

(2)Net income per share: 9,748.28 yen

(This value is calculated based on the average number of shares of 2,695,358 for the period.)

<Notes on tax effect accounting>

(1) Deferred tax assets and liabilities comprise the following

Deferred tax assets	
Allowance for doubtful accounts	633 million yen
Accrued expenses	6,118million yen
Business tax payable	1,189million yen
Reserve for retirement benefits for employees	35,860million yen
Accrued retirement benefits for directors	811 million yen
Revaluation loss on securities, etc.	8,184 million yen
Inventories	1,440 million yen
Allowance for investment loss	1,039 million yen
Others	1,341 million yen
Subtotal of deferred tax assets	56,618 million yen
Valuation reserve	(2,712 million yen)
Total deferred tax assets	53,905 million yen
Deferred tax liabilities	
Gains on securities contributed to employee retirement benefit trust	(12,234 million yen)
Other securities valuation differences	(8,401 million yen)
Total deferred tax liabilities	(20,636 million yen)
Net value of deferred tax assets	33,269 million yen

(2) Reconciliation between the statutory income tax rate and the effective income tax rate after the adoption of tax-effect accounting

Statutory income tax rate	**41.0%**
(Reconciliation items)	
Social expenses and others, which are permanently non-deductible	3.3%
Dividend income and others, which are permanently excluded from taxable income	(2.3%)
Special deduction of corporate income taxes, etc.	(3.4%)
Change in valuation reserve	5.8%
Others	(0.7%)
Income tax rate after application of tax effect accounting	43.7%

Agenda Item 2: To partially amend the Articles of Incorporation

1. Reason for change

(1) If Agenda Item 1, "to approve a share exchange agreement between DENTSU TEC INC. (the "Company") and Dentsu Inc.," is approved and share exchange procedures are implemented, the share exchange will take place on April 1, 2006, at which time shareholders of the Company (with the exception of Dentsu Inc.) will become shareholders of Dentsu Inc.

As a result, the only shareholder of the Company at the time of the general meeting of shareholders for the 80th term, scheduled to be convened in June 2006, will be Dentsu Inc. The record date system is predicated on the existence of multiple shareholders and will therefore no longer be necessary at that point in time. In light of this, it is proposed to delete Article 12 (record date) of the current Articles of Incorporation so that a shareholder as at the date of the general meeting is able to exercise voting rights at the general meeting.

If this change in the Articles of Incorporation is approved, shareholders of the Company prior to the share exchange other than Dentsu Inc. will be unable to exercise voting rights as shareholders of the Company at the 80th general meeting of shareholders. It should be noted in this regard that Dentsu Inc. employs a record date system that uses the last day of March as its record date. Shareholders of DENTSU TEC prior to the share exchange will not be able to exercise rights as shareholders of Dentsu Inc. at Dentsu Inc.'s ordinary general meeting of shareholders, which is scheduled for June 2006, for the shares of Dentsu Inc. allocated under the share exchange. However, with regards to the Company's dividends for FY2005, Article 38 (dividend) of the amended Articles of Incorporation stipulates that dividends be paid to the shareholders or registered pledgees whose names appear on the shareholders' register as of the close of business on March 31, 2006, which is prior to the share exchange. While the amount of this dividend is subject to change according to the performance of the Company, in light of the circumstances described above, the Company anticipates at the current point in time paying a dividend of at least ¥20 per share.

This Agenda Item is conditional upon the approval of Agenda Item 1, "to approve a share exchange agreement between DENTSU TEC INC. and Dentsu Inc."

(2) In conjunction with the deletion of the article, the numbering of subsequent articles will be adjusted.

2. Description of change

Below is a description of the change.

(Changes shown with underlines.)

Current Articles of Incorporation	Proposed change
(Base date) Article 12 The company deems shareholders of register as noted in the final shareholders registry for each settlement term to be shareholders able to exercise rights at the Ordinary General Meeting of Shareholders for that term. 2. In addition to the above, in the event that it is necessary, the company may, with a resolution of the Board of Directors, publish in advance a date upon which shareholders of register as noted in the final shareholders registry for the date and registered pledge-holders are deemed shareholders and/or registered pledge-holders able to exercise rights.	(Deleted)
Chapter 3 General Meeting of Shareholders	Chapter 3 General Meeting of Shareholders
(Convention) Article 13 ～ Article 41 (Omitted)	(Convention) Article 12 ～ Article 40 (As currently constituted)

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